SCHEDULE 13D
Under the Securities Exchange Act of 1934

INCA DESIGNS, INC.
(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

45326M 20 2
(CUSIP Number)

STEPHANIE HIRSCH
976 Lexington Avenue, New York, NY 10021
(212) 967-5212
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MAY 21, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45326M 20 2
1.		Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Stephanie Hirsch, an individual (Direct Ownership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,000,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,000,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 24.6%
14.		Type of Reporting Person IN

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.0001 par value, of INCA Designs, Inc., a Nevada corporation ("Company"). The address of the principal executive office of INCA Designs, Inc. is 976 Lexington Avenue, New York, NY 10021.

Item 2.  Identity and Background.

Stephanie Hirsch is a US citizen with a residence address of 254 E. 68th St., #10A, New York, NY 10021. She serves as President, Secretary, and as a Director of INCA Designs, Inc.

During the last five years the Reporting Person has not been convicted in a criminal proceeding. During the last five years the Reporting Person has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

OO-Other. Pursuant to the Securities Exchange Agreement by and among INCA Designs, Inc., S2 New York Design Corp., and Stacy Josloff and Stephanie Hirsch (as shareholders of S2 New York Design Corp.) 100% of the shares of S2 New York Design Corp. owned by Stacy Josloff and Stephanie Hirsch were exchanged for an aggregate of 26,000,000 shares of INCA Designs, Inc.

Item 4.  Purpose of Transaction.

Stephanie Hirsch acquired the securities in exchange for her interest in S2 New York Design Corp. S2 New York Design Corp. is now a wholly owned subsidiary of INCA Designs, Inc. and the business of S2 New York Design Corp. is the sole business of INCA Designs, Inc. Stephanie Hirsch has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of INCA Designs, Inc.

(a)	Stephanie Hirsch directly owns 13,000,000 common shares, representing 24.85% of the class.

(b)	Stephanie Hirsch has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 13,000,000 shares of common stock owned by her. (See Rows 7-10 of the cover page.)

(c)	Please see Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of INCA Designs, Inc.

Except for the Securities Exchange Agreement outlined in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
1.1	May 21, 2007	Securities Exchange Agreement by and among INCA Designs, Inc., S2 New York Design Corp., and the Shareholders of S2 New York Design Corp.(*)

*Previously filed with Form 8-K filed on October 15, 2007.

[signature follows on next page]

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 17, 2007	By:	/s/ Stephanie Hirsch
Stephanie Hirsch, an individual